May 28, 2019

Alberto Menache
Chief Executive Officer
Linx S.A.
Avenida Doutora Ruth Cardoso, 7,221
S o Paulo -- SP, 05425-902, Brazil

       Re: Linx S.A.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted on May 10, 2019
           CIK No. 0001770883

Dear Mr. Menache:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
March 29, 2019 letter.

Amendment No. 1 to Draft Registration Statement submitted May 10, 2019

Cover Page

1. Your response to prior comment 1 and your revised disclosure indicates that the price per common share and the price per ADS will be determined based on the book building process and the closing price of the company's common shares on the B3 on the pricing date of the global offering. Please clarify that you will provide a price range for the
       ADSs. Alternatively, please tell us why you do not believe this information is material.
 Alberto Menache
FirstName LastNameAlberto Menache
Linx S.A.
Comapany NameLinx S.A.
May 28, 2019
May 28, 2019 Page 2
Page 2
FirstName LastName
Mangement's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 75

2. We note your response to prior comment 6. Please revise to disclose whether there are other material sources that contributed to the increase in your subscription revenues during the year ended December 31, 2018. In this respect, you only appear to provide qualitative and quantitative disclosures for approximately 64% of the increase in your subscription revenues during the year ended December 31, 2018. In addition, revise to explain whether there are any offsets to the material factors identified for the increase in your subscription revenues during the year ended December 31, 2017. In this respect, your disclosures indicate that your subscription revenues increased by R$80.6 million during the year ended December 31, 2017 mainly from an increase of R$75.8 million attributable to your ongoing cross-selling efforts to expand additional products to existing customers and R$28.4 million attributable to the impact of acquisitions.
3. Your response to prior comment 7 indicates that you deleted the reference to the change in net operating revenue attributable to changes in the number of your customers during the relevant period since your accounting records cannot quantify the increase or decrease in net operating revenue attributable to a specific change in the number of customers. Please revise to disclose the number of customers for each period presented. This appears to be important information necessary to understanding your business and operating results.
Description of Capital Stock
Arbitration, page 162

4. You state that your company and shareholders, among others are required to resolve disputes through arbitration proceedings before the Chamber of Market Arbitration.
         Please revise your disclosure to provide a description of the arbitration provision and any effects on the rights of ADS holders to pursue claims under United States federal securities laws.
Consolidated Financial Statements
3.13 Revenue from contracts with clients, page F-75

5. Your revised disclosures in response to prior comment 17 indicate that consulting services
         (implementation, installation, customization and training services) are recognized as rendered and billed on a per-hour basis. Please further clarify the nature of your implementation, installation and customization services. Explain in detail how you determined that the consulting services are a separate stand-alone performance obligation.
         Describe the significant judgments you made in determining that the consulting services are a separate stand-alone performance obligation.

       You may contact Morgan Youngwood, Staff Accountant, at 202-551-3479 or Stephen
Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding
 Alberto Menache
Linx S.A.
May 28, 2019
Page 3

comments on the financial statements and related matters. Please contact Folake Ayoola, Special
Counsel, at 202-551-3673, or Barbara Jacobs, Assistant Director, at 202-551-3735 with any other questions.



                                                          Sincerely,

FirstName LastNameAlberto Menache                         Division of
Corporation Finance
                                                          Office of Information
Technologies
Comapany NameLinx S.A.
                                                          and Services
May 28, 2019 Page 3
cc:       John Guzman
FirstName LastName